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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m., New York time, on October 25, 2022.

Online
Go to **www.investorvote.com/dlo** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/dlo

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

2022 Annual General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Resolutions — The Board of Directors recommend a vote FOR Resolutions 1 – 2.

	For	Against	Abstain
1. To resolve, as an ordinary resolution, that Ms. Mariam Toulan shall be elected as director of the Company, following her appointment as interim director by the board of directors of the Company on June 2, 2022.	☐	☐	☐
2. To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2021 be approved and ratified.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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2022 Annual General Meeting Admission Ticket

2022 Annual General Meeting of dLocal Limited

October 26, 2022 at 9 a.m., Montevideo time, being 8 a.m., New York time
Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300

Upon arrival, please present this admission ticket and photo identification at the registration desk.

The 2022 Annual General Meeting will be held on October 26, 2022 at 9 a.m., Montevideo time, being 8 a.m., New York time at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300 and virtually via the internet at meetnow.global/MA65TSW.

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., New York time, on October 25, 2022 to ensure your representation at our AGM.

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The material is available at: www.investorvote.com/dlo

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — DLocal Limited

Notice of 2022 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — October 26, 2022

I/We [please print name(s)] of [please print address(es)] being (a) shareholder(s) of the Company hereby appoint [please print name(s)] or [please print address(es)] or failing him/her the duly appointed chairman of the Meeting (the "Chairman") (together, the "Proxies"), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of dLocal Limited (the Company), to be held on October 26, 2022 at 9 a.m., Montevideo time, being 8 a.m., New York time at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300 and virtually via the internet at meetnow.global/MA65TSW, and at any adjournments or postponements thereof, as follows.

Please indicate your vote For/Against on the reverse. If no such directions are indicated (or any one of them), the Proxies will have authority to vote FOR resolutions 1 and 2.

In their discretion, the Proxies (or any one of them) are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

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Online

Go to **www.investorvote.com/dlo** or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically must be received by 11:59 p.m., New York time, on October 26, 2022.

Annual General Meeting Notice 1234 5678 9012 345

Important Notice Regarding the Availability of Proxy Materials for the dLocal Limited Annual General Meeting to be Held on October 26, 2022.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.investorvote.com/dlo

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/dlo.**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before 10 days before the meeting to facilitate timely delivery.

2 N O T C O Y

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Annual General Meeting Notice

The dLocal Limited Annual General Meeting of Shareholders will be held on October 26, 2022 at 9 a.m., Montevideo time, being 8 a.m., New York time at the offices of the Company located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300 and virtually via the internet at meetnow.global/MA65TSW. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommend a vote FOR Resolutions 1-2:

1. To resolve, as an ordinary resolution, that Ms. Mariam Toulan shall be elected as director of the Company, following her appointment as interim director by the board of directors of the Company on June 2, 2022.
2. To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2021 be approved and ratified.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., New York time, on October 25, 2022 to ensure your representation at our AGM.

Here's how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

- **Internet** – Go to **www.investorvote.com/dlo.**
- **Phone** – Call us free of charge at 1-866-641-4276.
- **Email** – Send an email to investorvote@computershare.com with "Proxy Materials dLocal Limited" in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

  To facilitate timely delivery, requests for a paper copy of proxy materials must be received by 10 days before the meeting.